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                             May 3, 2023

       William E. Fuller
       President and Chief Executive Officer
       U.S. Xpress Enterprises, Inc.
       4080 Jenkins Road
       Chattanooga, Tennessee 37421

                                                        Re: U.S. Xpress
Enterprises, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 20,
2023
                                                            File No. 001-38528

       Dear William E. Fuller:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       The Merger
       Rollover Agreement and LLC Agreement, page 74

   1. We note that your Chief Executive Officer and Executive Chairman have each entered into voting and support
agreements and rollover and LLC agreements. Please provide us with your analysis as
to the applicability of Exchange Act Rule 13e-3 to your transaction.
                                                        Your analysis should
address the factors set forth in Sections 201.01 and 201.05 of our
                                                        Going Private
Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance
                                                        and Disclosure
Interpretations.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William E. Fuller
U.S. Xpress Enterprises, Inc.
May 3, 2023
Page 2

       You may contact Michael Purcell, Staff Attorney, at 202-551-5351 or Mitchell Austin,
Legal Branch Chief, at 202-551-3574 with any questions.



                                                          Sincerely,
FirstName LastNameWilliam E. Fuller
                                                          Division of
Corporation Finance
Comapany NameU.S. Xpress Enterprises, Inc.
                                                          Office of Energy &
Transportation
May 3, 2023 Page 2
cc:       Erik Belenky
FirstName LastName